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                             February 17, 2023

       Randall W. Atkins
       Chairman and Chief Executive Officer
       Ramaco Resources, Inc.
       250 West Main Street, Suite 1900
       Lexington, Kentucky 40507

                                                        Re: Ramaco Resources,
Inc.
                                                            Amendment No. 3 to
Registration Statement on Form S-1
                                                            Filed February 3,
2023
                                                            File No. 333-267152

       Dear Randall W. Atkins:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Amendment No. 3 to Registration Statement on Form S-1

       Estimated Cash Available for Dividends for the Quarters Ending June 30, 2023, September 30,
       2023 and December 31, 2023.
       Assumptions and Considerations, page 43

   1. We note your assumption that you anticipate CORE will receive an increase in royalty payments of
approximately $7.9 million, or 69%, to $19.3 million for the year ending
                                                        December 31, 2023
compared to the $11.4 million in the year ended December 31, 2022, based on existing sale
contracts and the current forward market prices for coal similar in quality to yours.
Please provide more details regarding your existing sale contracts and current forward market
prices for coal and expand your discussion regarding the basis for your projected increase
in royalty payments in 2023. For any assumption related to future sales where you do not
currently have existing agreements in place, please make that clear
 Randall W. Atkins
Ramaco Resources, Inc.
February 17, 2023
Page 2
      and disclose the limitations on your ability to pay dividends.
General

2. We note that you incorporate information by reference into your registration statement.
      However, it appears that you are ineligible to incorporate by reference because you have not yet filed an annual report required under Section 13(a) or Section 15(d) of the
      Exchange Act for your most recently completed fiscal year ended December
31,
      2022. See General Instruction VII.C to Form S-1. Please amend the registration statement to include all of the disclosure required by Form S-1, or, in the alternative, file your Form 10-K for the fiscal year ended December 31, 2022, and update this section accordingly.
        You may contact Robert Babula, Staff Accountant, at 202-551-3339 or Gus Rodriguez, Staff Accountant, at 202-551-3752 if you have questions regarding comments on the financial statements and related matters. You may contact Ken Schuler, Mining Engineer, at 202-
551-3718 if you have questions regarding engineering comments. Please contact Irene
Barberena-Meissner, Staff Attorney, at 202-551-6548 or Loan Lauren Nguyen, at 202-551-3642
with any other questions



                                                             Sincerely,
FirstName LastNameRandall W. Atkins
                                                             Division of
Corporation Finance
Comapany NameRamaco Resources, Inc.
                                                             Office of Energy &
Transportation
February 17, 2023 Page 2
cc:       Matthew R. Pacey, P.C.
FirstName LastName